Press Release

Ahold appoints
new Chief
Financial Officer

Zaandam, The Netherlands, September 26, 2005 -- Ahold today announced it has appointed John Rishton as Chief Financial Officer, effective January 1, 2006.

A British national, Rishton (47) has been Chief Financial Officer at British Airways PLC since 2001. He joined the airline in 1994 as Financial Controller in the United States, was appointed Sales Controller in 1996, Operations Controller in 1998 and Commercial Controller in 1999. Prior to BA, Rishton worked for Ford of Europe in various international executive positions between 1979 and 1994. Rishton plans to relocate to The Netherlands.

Joost Sliepenbeek, currently Ahold's Chief Accounting Officer, has been appointed Interim CFO effective September 1, 2005, when Hannu Ryopponen left the company. Sliepenbeek reports to Peter Wakkie, Chief Corporate Governance Counsel and member of the Corporate Executive Board, until Rishton starts at Ahold.

The Supervisory Board will nominate Rishton for appointment to the Corporate Executive Board at the Annual General Meeting of Shareholders on May 18, 2006. Until the general meeting of shareholders has adopted the resolution to appoint him to the Corporate Executive Board, Rishton will assume the position of Acting CFO.

"We are delighted that such an accomplished professional as John will be joining Ahold," said Anders Moberg, Ahold's President and Chief Executive Officer. "John's reputation, experience and proven track record will help drive our company to the next level. John has lived and worked in the United Kingdom and the United States and is highly regarded by the financial community on both sides of the Atlantic. Like me, he believes that simplification is the best way to achieve the balance of cutting costs while improving customer service. We welcome John to the Ahold family."

The terms and conditions of Rishton's contract fit within Ahold's remuneration policy. Further details are available on Ahold's public website (www.ahold.com).

Ahold is the world's fourth largest food retailer and second largest foodservice operator. With over 200,000 employees, the company operates primarily in the United States and Europe under a number of leading local brand names. The company generated consolidated net sales in 2004 of approximately EUR 52 billion.

                                                                         2005036

Ahold Press Office: +31 (0)75 659 5720

Ahold [Graphic omitted]

     www.ahold.com

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Disclaimer

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Ahold [Graphic omitted]

     www.ahold.com

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